Filed Pursuant To Rule 433

Registration No. 333-209926

April 5, 2016

Transcript of George Milling-Stanley CNBC Interview

April 1, 2016

SCOTT WAPNER: Did you miss the opportunity to get in that trade? Or does it in fact have further to run? George Milling-Stanley is the head of Gold Investment Strategy at State Street Global Advisors; he joins us here. So, you heard what the traders had to say.

GEORGE MILLING-STANLEY: Yeah.

SCOTT WAPNER: And their opinions and their targets of when they think you should start buying again. What do you think?

GEORGE MILLING-STANLEY: I’m not convinced that we’re necessarily going to get another pullback. We’ve already had a little pullback from, what, the 1270 area was the best we had in the first quarter. We’ve had a decent pullback from that. Frankly, I don’t think I would want—I would risk waiting.

SCOTT WAPNER: Yeah. I get why gold went up. I mean, obviously, there was a lot of global uncertainty; maybe the U.S. was about to head into a recession; you had global currency wars; you had talk about what the Fed was going to do. But what’s the catalyst now to keep it moving higher? Haven’t most of those things subsided?

GEORGE MILLING-STANLEY: I—yeah, I mean, the dollar is looking a little stronger now, but it’s not looking like the monolith that it had been for the last four or five years. And that had been putting pressure on gold. Similarly, with equities, I know they’re back in positive territory for the first quarter. But they’re still looking very volatile compared to where they were. Nobody’s talking about 10-15 percent growth in equities, either. So, I think that’s a pretty favorable climate for gold.

SCOTT WAPNER: You’re talking about a pretty good jump, too, 1350 by year-end?

GEORGE MILLING-STANLEY: I think it’s quite possible. That would be sustainable, given what’s going on internally in the gold market and given what’s happening with the exogenous variables that also drive the price.

JIM LEBENTHAL: George, you’re talking about some of the macroeconomic events that are driving it. Curious to know if you can inform us: what’s going on in some of the fundamental supply and demand? Is there any particular central bank selling? Are there any pickups projected for consumer demand for gold, that sort of thing?

GEORGE MILLING-STANLEY: Yeah, sure. On the central bank side, central bankers have been net buyers since the year 2010. And this is all central banks in the emerging markets that typically have less than five percent of their reserves in gold, and they are continuing to buy, and they have every intention of continuing to do so, ‘cause most of my work has been with central banks for a long time.

As far as the consumer side is concerned, as long as nothing happens to make the Chinese economy really crater, I know they’re not going to grow at 11 and a half percent, if they ever really did. But they’re still growing at somewhere between three and seven, depending on which report you read. We’d give our eyeteeth to grow at that, and so would Europe. So, I’m expecting continued decent consumer demand into China, into India, all across the emerging markets. We’re not going to see much in this country, I don’t think. But across the emerging markets it’s going to be good, and that’s going to provide decent support.

SCOTT WAPNER: Josh? Oh, I’m sorry.

JOSH BROWN: Does demand really drive the price of gold anymore, or does the price of gold drive demand? Meaning investment flows—

GEORGE MILLING-STANLEY: Yeah.

JOSH BROWN: Now being the primary determinant of what happens, versus, you know, some other Diwali Festival or the things that used to be important.

GEORGE MILLING-STANLEY: Mm hmm. Yeah.

JOSH BROWN: That don’t seem to be as big anymore.

GEORGE MILLING-STANLEY: Yeah. No, I think what drives gold depend—you know, it changes from time to time. There’s no question. So, I tend to try to keep—monitor five major drivers. I monitor what’s going on internally, supply and demand; what’s happening with the course of the dollar because of the inverse correlation; whether there’s any inflation expectations, not necessarily the reality, but the expectation; what’s happening with the competing assets, especially equities; and what are people feeling about risk.

I think people’s feelings about risk have been the major change since 2015 into 2016. I don’t know that the risks have necessarily changed. But investors have done a 180; they’re looking for risk-off trades; they’re looking for liquid alternatives. And gold’s the original liquid alternative.

JOSH BROWN: Sure.

KOURTNEY RATLIFF: Yeah.

SCOTT WAPNER: Kourtney, last question to you.

KOURTNEY RATLIFF: Well, as it relates to kind of that risk-off trade, I mean, we saw a record inflow in high yield in the first quarter. So, I mean, that to me says risk-on. And so, how does that, do you think, affect your gold targets for the end of the year? And, candidly, are they taking it from gold? Could that potentially happen to then go into some of the riskier asset classes?

SCOTT WAPNER: Sure, and it’s also representative of what we talked about with this risk-on and recovery, right?

KOURTNEY RATLIFF: Exactly.

SCOTT WAPNER: As some of these troublesome situations have recovered, and high yield certainly one of those areas, how would you answer that question?

GEORGE MILLING-STANLEY: Mm hmm. I guess I’m thinking of the first quarter as a whole. If you look through January, February, and the first half of March, risk-off was what all the conversations were about. You’re just looking at the last two weeks, if you’re starting to talk about risk-on again. I’m not seeing a major move in—

SCOTT WAPNER: Come on, on Wall Street, you have tunnel vision, right?

KOURTNEY RATLIFF: Well, net—mm hmm.

SCOTT WAPNER: We focus on the here and now.

GEORGE MILLING-STANLEY: I understand. I’m just trying to be a little bit more—offer a little perspective. [LAUGHTER]

SCOTT WAPNER: I hear you.

KOURTNEY RATLIFF: Well, net inflows into high yield are somewhere around 7 billion, net inflows for the quarter.

GEORGE MILLING-STANLEY: Mm hmm.

KOURTNEY RATLIFF: So, it’s—I mean, you know, it’s questionable. And as we see these numbers coming out again, as we go into, you know, more and more numbers coming out, the economy doing better, does that then begin to really start to, you know, damage kind of where oil is now and where it will go through the end of the year?

GEORGE MILLING-STANLEY: You never know. But I think, if you look at inflows into the State Street Gold ETF, for example—

KOURTNEY RATLIFF: Yeah.

GEORGE MILLING-STANLEY: That was more than 7 billion in the first quarter, too.

KOURTNEY RATLIFF: Yeah.

GEORGE MILLING-STANLEY: That’s amazing. It’s more than made up for all that we lost to redemptions during 2014 and 2015 combined.

KOURTNEY RATLIFF: If we all had a crystal ball.

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